UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42981

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

Unit A, West Cork Business & Technology Park

Clonakilty, County Cork, P85 FV48 Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Vienna Capital Partners LLC

On November 6, 2026, Davion Healthcare Plc (the “Company” or “Davion”) issued a press release announcing that it had entered into a non-exclusive financial advisory agreement with Vienna Capital Partners LLC to support its proposed acquisition financing strategy for 2027.

The Company has established an initial aggregate financing objective of US$100 million, with the potential to increase this as its acquisition programme develops. The Company intends to focus principally on senior secured, non-convertible debt financing from institutional lenders, private credit providers and other financial institutions to support acquisitions of established, profitable and cash-generative businesses, principally in the United States.

The US$100 million financing objective is an indicative aggregate target and does not represent an established, committed or currently available credit facility. No binding lender commitments have been secured under the proposed programme. Any future financing will be subject to lender approval, satisfactory due diligence, definitive documentation and applicable conditions. There can be no assurance that financing will be obtained in any particular amount or on acceptable terms, or that any proposed acquisition will be completed.

A copy of the press release dated November 6, 2026 is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No. - Description

99.1 Press release dated November 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAVION HEALTHCARE PLC

By: /s/ Glenn Williams

Name: Glenn Williams

Title: Chief Executive Officer

Date: November 9, 2026

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